Exhibit 99.1

NEWS RELEASE

August 26, 2021

Perpetua Resources Announces Full Exercise of Over-Allotment Option

BOISE, ID – Perpetua Resources Corp. (Nasdaq: PPTA / TSX: PPTA) (“Perpetua Resources” or the “Company”) is pleased to announce that, in connection with the Company’s previously announced underwritten marketed public offering of common shares (the “Offering”), B. Riley Securities, Inc. and Cantor Fitzgerald Canada Corporation (together, the “Underwriters”) have exercised in full the over-allotment option (the “Over-Allotment Option”) to purchase an additional 1,428,572 common shares at a price of US$5.25 per common share. The sale of these additional common shares was completed today for aggregate gross proceeds to the Company of approximately US$7.5 million, which brings the aggregate gross proceeds of the Offering to approximately US$57.5 million.

The Company expects to use the net proceeds of the Offering and the exercise of the Over-Allotment Option to continue permitting, early restoration and field operations, engineering and design at the Stibnite Gold Project and for general corporate purposes.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

Cautionary Statement Regarding Forward-Looking STATEMENTS OR INFORMATION

Certain statements contained in this news release constitute forward-looking statements or "forward-looking information" within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or describes a "goal", or variation of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to, information and statements regarding plans to supply a portion of the expected antimony production from the Stibnite Gold Project to Ambri Inc. and the anticipated use of proceeds from the Offering.

Forward-looking statements are neither historical facts nor assurances of future performance, instead they reflect the Company's beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. The Company does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All of the Company's forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: the impact of COVID-19 on the business of the Company; the regulatory regime governing the business of the Company; the operations of the Company; the growth of the Company's business; the integration of technology; and the impact of litigation on the Company.

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Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performances or achievements to be materially different from any future results, predictions, projections, forecasts, performances or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; fluctuations in the market price of the company’s common shares; that the Company may not be able to accurately predict its rate of growth and profitability; the risk that the parties may not come to final agreement upon volume, pricing and/or other terms or conditions necessary in order to complete the supply of antimony produced from the Stibnite Gold Project to Ambri Inc. on mutually acceptable terms; risks of either party being unable to fulfill the terms of the supply agreement with Ambri Inc. by virtue of delays and/or other hindrances to reaching production on the part of Perpetua Resources and/or commercialization on the part of Ambri Inc., as applicable; the failure of the Company to use any of the proceeds received from the Offering in a manner consistent with current expectations; and other unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant and those factors discussed in greater detail under the “Risk Factors” section of the Prospectus Supplement of the Company dated August 13, 2021 and our Annual Information Form dated March 15, 2021 for the year ended December 31, 2020, each available under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and should be considered carefully by prospective investors.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

About Perpetua Resources and the Stibnite Gold Project

Perpetua Resources Corp., through its wholly owned subsidiaries, is focused on the exploration, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by the Stibnite Gold Project.  The Project is one of the highest-grade, open pit gold deposits in the United States and is designed to apply a modern, responsible mining approach to restore an abandoned mine site and produce both gold and the only mined source of antimony in the United States. Further advancing Perpetua Resources’ ESG and sustainable mining goals, the Project will be powered by the lowest carbon emissions grid in the nation and a portion of the antimony produced from the Project will be supplied to Ambri Inc., a U.S.-based company commercializing a low-cost liquid metal battery essential for the low-carbon energy transition.  In addition to the Company’s commitments to transparency, accountability, environmental stewardship, safety and community engagement, Perpetua Resources adopted formal ESG commitments which can be found here.

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For further information about Perpetua Resources Corp., please contact:

Jessica Largent

Vice President Investor Relations and Finance

jessica.largent@perpetuacorp.us

Info@perpetuacorp.us

Mckinsey Lyon

Vice President External Affairs

media@perpetua.us

Website: www.perpetuaresources.com

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